UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

ADJOURNMENT OF SPECIAL GENERAL MEETING

Steakholder Foods Ltd. (the “Company”) hereby announces that its Special General Meeting of Shareholders (the “Meeting”) has been adjourned from Wednesday, October 11, 2023, at 4:00 p.m. Israel time (9:00 a.m. EDT) at the Company’s executive offices at 5 David Fikes St., Rehovot, Israel, to Thursday, October 12, 2023 at the same time and place, due to a lack of quorum.

On September 6, 2023, the Company distributed a proxy statement (which includes the full version of the proposed resolutions) to all shareholders of record as of that date. See the proxy statement for more information regarding the Meeting and the agenda items.

Verified holders of ordinary shares may vote by signing, dating and returning a proxy card in advance of the Meeting or by voting in person at the Meeting. As the deadline established by the Bank of New York Mellon, the depositary of the Company’s American Depositary Shares (ADSs), for receiving voting instructions from holders of ADSs has now passed, it will no longer be possible for holders of ADSs to vote ordinary shares represented by their ADSs at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: October 11, 2023

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